Graubard Miller
                              The Chrysler Building
                              405 Lexington Avenue
                            NEW YORK, N.Y. 10174-1901
                                 (212) 818-8800
facsimile:                                                    direct dial number
(212) 818-8881                                                  (212) 818-8638




                                        July 15, 2005

VIA EDGAR AND FEDERAL EXPRESS
-----------------------------

Mr. John Reynolds
Assistant Director
Office of Emerging Growth Companies
Division of Corporation Finance
Mail Stop 3561
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

                  Re:      Ithaka Acquisition Corp.
                           Registration Statement on Form S-1
                           File No. 333-125018
                           Amendment No. 1 filed June 15, 2005
                           -----------------------------------


Dear Mr. Reynolds:

         On behalf of Ithaka Acquisition Corp. (the "Company"), we respond as follows to the Staff's comment letter dated July 8, 2005 relating to the above-captioned Registration Statements. Captions and page references herein correspond to those set forth in Amendment No. 2 to each of the Registration Statements, copies of which have been marked with the changes from Amendment No. 1 to each of the Registration Statements. We are also delivering three (3) courtesy copies of each such marked Amendment No. 2 to John Zitko. Please note that for the Staff's convenience, we have recited each of the Staff's comments and provided the Company's response to each comment immediately thereafter. Additionally, we have, where appropriate, indicated in the markings of the courtesy hard copies of each marked Amendment No. 2 where in such amendment our responses to the Staff's comments are reflected.

PROSPECTUS SUMMARY
------------------

1. WE NOTE YOUR RESPONSE TO PRIOR COMMENT 2. THE STATEMENT THAT KEY PERSONNEL WOULD ONLY STAY FOLLOWING A BUSINESS COMBINATION IF THEY ARE ABLE TO NEGOTIATE EMPLOYMENT OR CONSULTING AGREEMENTS IN CONNECTION WITH SUCH BUSINESS COMBINATION CONTRADICTS THE STATEMENT THAT NONE OF THE OFFICERS, DIRECTORS OR STOCKHOLDERS, OR THEIR AFFILIATES, WILL BE PAID ANY CONSULTING FEE OR OTHER SIMILAR COMPENSATION PRIOR TO OR IN CONNECTION WITH THE CONSUMMATION OF A BUSINESS COMBINATION. PLEASE REVISE THE DISCLOSURE IN THE PROSPECTUS ACCORDINGLY.

      We have modified the language in the prospectus on page 26 under the sections entitled "Proposed Business - Effecting a business combination - Sources of target businesses" and "Management - Executive Compensation" to indicate that no compensation of any kind, including finder's, consulting or other similar fees, will be paid to any of the Company's officers, directors, existing stockholders, or any of their affiliates prior to, or for any services they render in order to effectuate, the consummation of a business combination.

2. PLEASE REVISE THE DISCUSSION ON PAGE 4 UNDER "LIMITED PAYMENTS TO INSIDERS" TO DISCUSS THE COMPENSATION THAT MAY BE PAID TO OFFICERS, DIRECTORS, EXISTING STOCKHOLDERS OR THEIR AFFILIATES AFTER THE BUSINESS COMBINATION THROUGH THE USE OF CONSULTING OR EMPLOYMENT CONTRACTS OR OTHER MEANS OF COMPENSATION.

      We have revised the discussion on page 4 under "Limited payments to insiders" to indicate that no fees will be paid to the Company's existing stockholders, officers, directors or their affiliates prior to, or for any services they render in order to effectuate, the consummation of a business combination except as set forth in such section. However, as we currently indicate in the "Use of Proceeds" section on page 19 of the prospectus, since the role of the Company's present management after a business combination is uncertain, the Company has no ability to determine what remuneration, if any, will be paid to such individuals after a business combination. Accordingly, we have not added any disclosure regarding additional payments that may be made to the Company's existing stockholders, officers, directors or their affiliates.

RISK FACTORS, PAGE 7
--------------------

3.    PLEASE UPDATE RISK FACTOR FOUR.

      We have updated risk factor four as requested.

4. WE NOTE THE ADDITIONAL INFORMATION ADDED TO RISK FACTOR 6 AS A RESULT OF OUR PRIOR COMMENT 9. CONSIDER RELOCATING THIS INFORMATION TO A SEPARATE RISK FACTOR ADDRESSING THE RISKS ASSOCIATED WITH ACQUIRING A COMPANY OUTSIDE THE UNITED STATES. PLEASE INCLUDE A DISCUSSION OF THE DIFFICULTIES OF OBTAINING AND ENFORCING CIVIL LIABILITIES AGAINST FOREIGN PERSONS. SEE
      ITEM 101(G) OF REGULATION S-K.

      We have relocated the above-referenced language and have added a new risk factor on page 9 of the prospectus to discuss the difficulties of obtaining and enforcing civil liabilities against foreign persons.

5. PLEASE EXPLAIN THE DISCLOSURE IN RISK FACTOR 8 THAT KEY PERSONNEL MAY REMAIN ASSOCIATED WITH THE COMPANY FOLLOWING THE BUSINESS COMBINATION. PLEASE PROVIDE DETAILED DISCLOSURE IN THE BUSINESS SECTION REGARDING THIS MATTER. STATE HOW THIS WILL BE DETERMINED AND WHETHER THIS WILL BE A TERM OF THE BUSINESS COMBINATION AGREEMENT. WE MAY HAVE FURTHER COMMENT.

      In connection with a potential business combination, the Company and the target business may determine to engage certain members of the Company's current management on a going-forward basis to remain with the Company following a business combination. As such, the Company's current management would be able to remain with the Company after the consummation of a business combination only if they are able to negotiate employment or consulting agreements in connection with the business combination, the terms of which would be determined at such time between the respective parties. We have added disclosure to risk factor 8 indicating that the Company will not consider the ability of its key personnel to remain with the Company following a business combination as the determining factor in the Company's decision as to whether or not it will proceed with any potential business combination.

PROPOSED BUSINESS, PAGE 23
--------------------------

6. PLEASE PROVIDE THE BASIS FOR MANAGEMENT'S BELIEF THAT "THIS INVESTMENT HAS CREATED NUMEROUS EMERGING COMPANIES WITH SUBSTANTIAL FUNDING NEEDS THAT EXCEED TRADITIONAL VENTURE CAPITAL CAPACITY AND WITH SHAREHOLDERS VITALLY INTERESTED IN PATHS TO LIQUIDITY." ALSO, PLEASE PROVIDE THE BASIS FOR YOUR BELIEF THAT YOU "WILL FIND NUMEROUS COMPANIES WITH INTERESTING PRODUCT DEVELOPMENT PORTFOLIOS THAT HAVE OUTGROWN THEIR VENTURE BACKING BUT CANNOT TODAY INDEPENDENTLY ACCESS PUBLIC-MARKET CAPITAL."

      The basis for the above-referenced statements is management's collective business experience. We have revised the disclosure to indicate the foregoing.

EFFECTING A BUSINESS COMBINATION, PAGE 25
-----------------------------------------

7. WE PARTIALLY REISSUE COMMENT 11 FROM OUR LETTER OF JUNE 1, 2005. WE NOTE THE RESPONSE CONTAINED IN YOU, LETTER OF JUNE 15, 2005 AND THE EXPANDED DISCLOSURE CONTAINED IN YOUR REGISTRATION STATEMENT; HOWEVER, PLEASE EXPAND YOUR DISCLOSURE, IF ACCURATE, TO AFFIRMATIVELY CONFIRM THAT NO AGENT OR REPRESENTATIVE OF THE REGISTRANT HAS TAKEN ANY MEASURE, DIRECT OR INDIRECT, TO LOCATE A TARGET BUSINESS AT ANY TIME, PAST OR PRESENT. AGAIN, PLEASE NOTE THAT WE ARE NOT SEEKING SIMPLY TO DETERMINE WHETHER A POTENTIAL BUSINESS COMBINATION CANDIDATE HAS BEEN "SELECTED" BUT, RATHER, ARE LOOKING FOR DISCLOSURE AS TO THE TYPE, NATURE AND RESULTS TO DATE OF ANY AND ALL DILIGENCE, DISCUSSIONS, NEGOTIATIONS AND/OR OTHER SIMILAR ACTIVITIES UNDERTAKEN, WHETHER DIRECTLY BY THE REGISTRANT OR AN AFFILIATE THEREOF, OR BY AN UNRELATED THIRD PARTY, WITH RESPECT TO A BUSINESS COMBINATION

      TRANSACTION INVOLVING THE REGISTRANT. WE MAY HAVE FURTHER COMMENT.

      We have revised the language on page 26 of the prospectus under the section entitled "Proposed business - Effecting a business combination - We have not identified a target business" to indicate that none of the Company's officers, directors, promoters or other affiliates has engaged in discussions on the Company's behalf with representatives of other companies regarding the possibility of a potential merger, capital stock exchange, asset acquisition or other similar business combination with the Company. Additionally, the prospectus currently indicates on page 26 that the Company has not, nor has any of its agents or affiliates, been approached by any candidates (or representatives of any candidates) with respect to a possible acquisition transaction with the Company. Nor has the Company engaged or retained any agent or other representative to identify or locate any suitable acquisition candidate.

PRINCIPAL STOCKHOLDERS, PAGE 36
-------------------------------

8. PLEASE NAME THE DIRECTORS AND THEIR AFFILIATES OR DESIGNEES THAT HAVE AGREED TO PURCHASE WARRANTS IN THE PUBLIC MARKETPLACE.

      We have revised the disclosure to indicate that Paul A. Brooke, Eric Hecht and John M. Glazer have agreed to purchase warrants in the public marketplace.

9. WE NOTE THE STATEMENT THAT THE INDIVIDUALS NAMED ON PAGE 37 "MAY BE DEEMED TO BE OUR PARENT OR PROMOTER." PLEASE CLEARLY INDICATE THAT THESE INDIVIDUALS ARE YOUR PROMOTERS, IF TRUE, AND NAME ALL PROMOTERS.

      We have revised the disclosure on page 38 of the prospectus to indicate that each of Paul A. Brooke, Eric Hecht and John M. Glazer are the Company's promoters as that term is defined under the federal securities laws.

DESCRIPTION OF SECURITIES, PAGE 39
----------------------------------

10. WE NOTE YOUR RESPONSE TO PRIOR COMMENT 14. PLEASE DISCLOSE ALL "LIMITED EXCEPTIONS" THAT WOULD ALLOW FOR THE RELEASE FROM ESCROW OF THE SHARES HELD BY EXISTING SHAREHOLDERS.

      The only situations in which the shares held by existing stockholders will be released from escrow prior to the three year period following the effective date of the offering are upon the Company's liquidation after a business combination or a subsequent transaction resulting in all of the Company's stockholders having the right to exchange their shares for cash or other securities. In no other situations will the shares be released from escrow prior to the expiration of the three year period. We have removed the phrase "subject to certain limited exceptions" on page 43 of the prospectus to clarify this point.

11. WE NOTE THE AGREEMENT BY CERTAIN SHAREHOLDERS TO PURCHASE WARRANTS IN THE OPEN MARKET FOLLOWING THE OFFERING. PLEASE CLARIFY WHETHER THEY ARE OBLIGATED TO PURCHASE ANY SPECIFIC AMOUNT OF WARRANTS FOLLOWING THE OFFERING. INDICATE,

      LATER IN THE PROSPECTUS, THE SPECIFIC INFORMATION THAT THEY WILL LOOK AT IN DETERMINING TO PURCHASE WARRANTS IN THE OPEN MARKET FOLLOWING THE OFFERING.

      We have modified the disclosure on page 41 of the prospectus under the heading "Description of Securities - Warrants" to indicate that the Company's directors ("Warrant Purchasers") have entered into letter agreements with EarlyBirdCapital, Inc., the representative of the underwriters ("EBC"), pursuant to which they agreed to purchase up to a maximum of 1,250,000 warrants at prices not to exceed $0.70 per warrant during the 90-trading day period following separate trading of the warrants. We have further revised the disclosure to indicate that such purchases will be made by EBC, or such other broker dealer as EBC may assign the order to (in either case, the "Broker"), in such amounts and at such times as it may determine, in its sole discretion, during the 90-trading day period so long as the prices do not exceed $0.70 per warrant. The warrant purchase agreements are structured to satisfy the provisions of Rule 10b5-1 under the Securities Exchange Act of 1934, as amended so the Warrant Purchasers have no discretion in the timing of when, or of how many, warrants are purchased.

FINANCIAL STATEMENTS
--------------------

12. YOUR ATTENTION IS DIRECTED TO SECTION 210.3-12 OF REGULATION S-X AND THE POSSIBLE NEED FOR UPDATED FINANCIAL STATEMENTS AND RELATED DISCLOSURES.

      Duly noted.

13. YOU ARE REMINDED THAT A CURRENTLY DATED CONSENT OF THE INDEPENDENT ACCOUNTANTS WITH TYPED SIGNATURE SHOULD BE INCLUDED IN ANY AMENDMENT TO THE REGISTRATION STATEMENT.

      Duly noted.

NOTE 2 - PROPOSED PUBLIC OFFERING, PAGE F-8
-------------------------------------------

14. WE NOTE YOUR DISCLOSURE REGARDING THE UNDERWRITERS PURCHASE OPTION ON PAGE F-8. PLEASE DISCLOSE IN THE FINANCIAL STATEMENTS THE MATERIAL TERMS OF THE UNDERWRITER'S OPTION, INCLUDING THE CONSIDERATION TO BE PAID BY THE UNDERWRITER, AND THE TERMS OF THE NET EXERCISE FEATURE CONTAINED IN THE OPTION. IN ADDITION, PLEASE TELL US HOW YOU INTEND TO ACCOUNT FOR THE UNDERWRITER'S PURCHASE OPTION IN YOUR FINANCIAL STATEMENTS. EXPLAIN YOUR BASIS FOR THE PROPOSED TREATMENT AND REFER TO EITF 00-19 AND OTHER AUTHORITATIVE GUIDANCE. AS APPLICABLE, EXPAND MD&A TO DISCUSS THE TRANSACTION AND THE LIKELY FUTURE EFFECT ON YOUR FUTURE FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

      The Company will account for the sale of the underwriters purchase option
(UPO) in accordance with EITF 96-18. Following the guidance in Issue 1 of this EITF, the measurement date for the UPO will be at the time of the public offering and the transaction will be measured at that date. Following the guidance in Issue 2, the UPO equity instrument will be accounted for in the same manner as the underwriters' discount paid in cash. In accordance with SAB Topic 5A such costs will be charged against the proceeds of the related offering.

      The Company will account for the sale of the UPO as an equity transaction in accordance with EITF 00-19. Such treatment is in accordance with current authoritative guidance since, as noted in EITF 00-19, paragraph 8, contracts that require physical settlement or net-share settlement should be accounted for as equity. The Company also meets the additional requirements for equity accounting described in EITF 00-19 as follows -

      (a)   The contract permits the company to settle in unregistered shares:

            the Company is only required to use its "best efforts" to have this registration statement (which also registers the shares underlying the UPO) declared effective.

      (b) The Company has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative contract could remain outstanding:

            the Company has 32,875,000 authorized but unissued shares of common stock and the amount of shares of common stock underlying all proposed issuances, options and warrants is 26,775,000 (or 30,600,000 million if the underwriters option is exercised in full).

      (c) The contract contains an explicit limit on the number of shares to be delivered in a share settlement:

            the maximum number of units to be issued under the UPO is 425,000.

      (d) There are no required cash payments to the counterparty in the event the company fails to make timely filings with the SEC:

            there is no such provision in the agreement.

      (e) There are no required cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with full return of the amount due (that is, there are no cash settled "top-off" or "make-whole" provisions):

            there is no such provision in the agreement.

      (f) The contract requires net-cash settlement only in specific circumstances in which holders of shares underlying the contract also would receive cash in exchange for their shares:

            there is no net-cash provision in the agreement.

      (g) There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract:

            there is no such provision in the agreement.

      (h) There is no requirement in the contract to post collateral at any point or for any reason:

            there in no such provision in the agreement.

      The Company intends to account for the fair value of the UPO, inclusive of the receipt of the $100 cash payment, as an expense of the initial public offering resulting in a charge directly to stockholders' equity. Accordingly, there will be no net impact on the Company's financial position or results of operations, except for the recording of the $100 proceeds at the time of the sale of the UPO. We have revised the Management's Discussion and Analysis of Financial Condition and Results of Operations and footnotes to the Financial Statements to indicate that the Company has agreed to issue to the Representative, for $100, the UPO to purchase 425,000 units. The Company estimates that the fair value of this UPO is approximately $935,000 ($2.20 per unit) using a Black-Scholes option-pricing model. The fair value of the option granted to the Representative is estimated as of the date of grant using the following assumptions: (1) expected volatility of 44.5%, (2) risk-free interest rate of 3.8% and (3) expected life of 5 years. Supplementally, the volatility calculation was based on the actual unit price volatility of NationsHealth, Inc. (formerly Millstream Acquisition Corporation) ("NH"). The Company believes that using the volatility of NH's trading history is appropriate given that it is the only blank check company since August 2003 to continue trading through the date of a business combination.

      If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

                                                Very truly yours,

                                                /s/ Jeffrey M. Gallant

                                                Jeffrey M. Gallant

cc:   Paul A. Brooke
      Eric Hecht
      John M. Glazer
      David M. Nussbaum
      Steven Levine
      Paul D. Broude, Esq.